EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%		80
Omnicom Capital Inc	Connecticut	100%		1
Omnicom Europe Limited	United Kingdom	100%	8	571
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%		6
BBDO Worldwide Inc.	New York	100%	22	73
DDB Worldwide Communications Group Inc.	New York	100%	16	42
TBWA Worldwide Inc	New York	100%	6	17
DAS Holdings Inc.	Delaware	100%	39	10
Omnicom Media Group Holdings Inc	Delaware	100%	36	4